Exhibit 99.1

SESA STERLITE LIMITED

(Formerly known as Sesa Goa Limited)

Regd. Office: Sesa Ghor, 20 EDC Complex,

Patto, Panaji, Goa - 403001.

www.sesasterlite.com

CIN: L13209GA1965PLC000044

29 July 2014

Sesa Sterlite Limited

Consolidated Results for the First Quarter ended 30 June 2014

Attributable PAT* increased to Rs. 1,341 crore

Mumbai, India: Sesa Sterlite Limited (“Sesa Sterlite” or the “Company”) today announced its unaudited consolidated results for the first quarter (Q1) ended 30 June 2014.

Financial Highlights

•	Q1FY 2015 Revenues up 19% at Rs. 17,056 crore

•	EBITDA up 3% at Rs.5,670 crore; continued strong EBITDA margin of 47%[1]

•	Attributable PAT (excluding exceptional items) doubled to Rs. 1,341 crore

•	Strong balance sheet with Cash & Cash equivalents of over Rs.47,500 crore

•	Gross debt reduction by Rs.500 crore during the quarter

Operational Highlights

•	Oil & Gas:

•	Sustained production at ~220 kboepd; significant exploration and appraisal activity underway at Rajasthan for continued growth

•	Significant extension of existing gas play at Rajasthan in and around the Raageshwari Deep Gas (RDG) field

•	Zinc-India: production in line with mine-plan and higher mined metal expected in H2; optimizing open pit and transition to underground

•	Aluminium: First phase of 325kt Korba-II smelter commenced production, Lanjigarh alumina refinery continues to operate above 90% utilization

Mr. Navin Agarwal, Chairman: “The outlook for the natural resources sector and for our Company is positive as the Government is looking at formulating forward looking policies which will help harness production and grow the potential of our businesses. The natural gas development project pursued by Cairn India is a good example of the Company’s focus as a key growth area for the future”

*	Excluding exceptional items
[1]	Excludes custom smelting at Zinc and Copper India operations

Registered Office: Sesa Ghor, 20 EDC Complex, Patto, Panaji (Goa) - 403001.	Page 1 of 15
CIN: L13209GA1965PLC000044

Unaudited Results for the First Quarter Ended 30 June 2014

Consolidated Financial Performance

The Sesa Sterlite merger and the Vedanta Group consolidation was completed in August 2013, hence Q1 FY 2015 performance is compared with the adjusted proforma numbers of Q1 FY 2014, which are more representative of the performance during the period.

(In Rs. crore, except as stated)

FY2014 (Adjusted Proforma)		Q1		Q4
	Particulars	FY2015 (Actual)	FY2014 (Adjusted Proforma)	FY2014 (Adjusted Proforma)
72,591	Net Sales/Income from operations	17,056	14,361	20,784
25,665	EBITDA	5,670	5,479	6,665
47%	EBITDA margin[1]	47%	45%	45%
6,111	Finance cost	1,537	1,571	1,537
2,210	Other Income	1,139	600	764
(505)	Forex loss/ (gain)	(141)	(218)	30
21,999	Profit before Depreciation and Taxes	5,416	4,577	5,961
5,584	Depreciation	1,544	1,303	1,469
2,840	Amortisation of goodwill	520	584	924
13,576	Profit before Exceptional items	3,352	2,690	3,569
229	Exceptional Items[2]	1,627	—	167
1,000	Taxes	362	310	328
12,347	Profit After Taxes	1,363	2,379	3,074
7,342	Minority Interest	988	1,779	1,852
5,005	Attributable PAT after exceptional item	376	600	1,222
5,207	Attributable PAT before exceptional item	1,341	600	1,389
16.88	Basic Earnings per Share (Rs./share)	1.27	2.02	4.12
17.58	Basic Earnings per Share without exceptional items (Rs./share)	4.52	2.02	4.69
60.50	Exchange rate (Rs./$) – Average	59.77	55.95	61.79
60.10	Exchange rate (Rs./$) – Closing	60.09	59.70	60.10

1.	Excludes custom smelting at Zinc and Copper India operations
2.	Exceptional items for the quarter is reflected net of tax

Q1 Revenue were up 19% at Rs 17,056 crore as compared with Q1 FY2014. The increase was primarily due to Sterlite Copper (Rs 2,650 crore higher) which was under temporary closure in Q1 FY2014. Cairn India also witnessed increase in revenue (Rs 420 crore higher) due to higher average oil prices though offset partially by higher profit petroleum. Revenues in Aluminium were higher on better premium, partially offset by a weaker market and lower realisations in the power business. Operations at the Australian copper mines were suspended since January 2014 and the mine has been put under care and maintenance in July 2014. Other businesses were almost flat compared to Q1 FY 2014.

Sequentially revenue for the quarter is lower than 4Q FY2014 by Rs 3,729 crore. This is driven by lower production at Sterlite Copper due to a planned maintenance shutdown of 23 days during Q1 and lower volumes in Zinc businesses & Cairn India. The impact of marginally higher LME and metal premiums is partially offset by higher profit petroleum tranche starting this quarter.

EBITDA at Rs. 5,670 crore is up 3% compared with corresponding prior quarter with margin (excluding custom smelting) continuing to remain strong at 47% (Q1 FY2014 at 45%). However, margins of 38% in Q1FY2014 including custom smelting did not have the full impact of the smelting business given the temporary closure of Sterlite Copper and was therefore higher than the normal level of 33% in the current quarter. As a result the EBITDA growth is not in line with the revenue growth.

Registered Office: SesaGhor, 20 EDC Complex, Patto, Panaji (Goa) - 403 001	Page 2 of 15
CIN: L13209GA1965PLC000044

Unaudited Results for the First Quarter Ended 30 June 2014

EBITDA margins at Aluminium business continued to improve due to higher premiums and cost control; Zinc India was impacted adversely by higher costs coming from lower volume; Cairn India was also lower due to profit petroleum increase. On an overall basis, while favourable oil prices, LME, premiums, and currency depreciation helped increase EBITDA, lower volumes in Zinc & Power, higher COPs, higher profit petroleum, and Australian mines closure resulted in a modest EBITDA increase of 3.5%.

Sequentially, EBITDA was lower by Rs. 995 crore primarily due to lower volumes as explained above. EBITDA margin was marginally higher thus helping offset some of the effect of lower volume.

Depreciation and amortisation have increased in Q1 by Rs. 178 crore to Rs. 2,064 crore over Q1 FY2014, most of the increase due to higher depreciation charge in Cairn India on account of change in depreciation method from Straight Line Method (SLM) to Unit of Production (UOP) on tangible assets. There was lower amortisation of goodwill due to lesser production in Zinc International & Australian mines, which was more than offset by the depreciation increases. The depreciation and amortisation for the quarter is lower than Q4 FY2014 by Rs. 329 crore, due to higher goodwill amortisation charge at Lisheen mine in Q4FY2014.

In the quarter, finance cost was marginally lower at Rs. 1,537 crore than in proforma Q1 FY 2014, reflecting refinancing benefits. This is also in line with Q4 FY 2014.

In Q1, other income at Rs 1,139 crore increased by Rs. 539 crore compared to the corresponding prior quarter. The increase was mainly on account of higher maturities of investments in Fixed Maturity Plans (FMPs) at Zinc and Cairn India, as income is recognized at maturity of FMP’s due to partial adoption of AS 30. The higher current quarter maturities also led to an increase of Rs 375 crore sequentially over Q4FY 2014.

Thus, net interest was lower in current quarter as compared to corresponding previous quarter as well as sequentially, largely due to higher other income.

Due to change in closing currency rate, there was a forex gain of Rs. 141 crore in this quarter, mainly at Cairn India driven by their dollar denominated investments & trade debtors.

Profit before taxation (PBT) for the quarter before exceptional item at Rs 3,352 crore was higher than corresponding prior quarter by Rs 663 crore largely on due to higher other income. EBITDA, which is marginally higher, is offset by higher depreciation. Sequentially, PBT is lower by Rs. 217 crore, due to lower EBITDA of Rs. 995 crore, offset by higher other income of Rs 375 crore, lower amortisation and depreciation charge of Rs. 329 crore, other movements being relatively smaller and largely offsetting each other.

Exceptional items, net of tax, were Rs. 1,627 crore (gross Rs. 2,128 crore, tax impact of Rs. 501 crore) represents the retrospective effect of the ‘depreciation accounting’ change made by Cairn India to comply with the guidance notes issued by the Institute of Chartered Accountants of India, wherein Cairn India has changed the method of depreciation on some of its oil & gas assets from SLM to UOP method. This charge is for the period upto 31st March 2014.

Registered Office: SesaGhor, 20 EDC Complex, Patto, Panaji (Goa) - 403 001	Page 3 of 15
CIN: L13209GA1965PLC000044

Unaudited Results for the First Quarter Ended 30 June 2014

Tax charge in the current quarter of Rs 362 crore (tax rate 10.8% excluding exceptional items), compared with Rs. 310 crore in Q1 FY2014 (tax rate 11.5%), is higher following higher PBT. The tax rate is marginally lower. Sequentially Q4 FY2014 at Rs. 328 crore (tax rate 9.2%) was lower despite a higher PBT and EBITDA, driven by the lower tax rate as well, which was impacted by deferred tax credits in that quarter.

As a result of all of the above, the Profit After Tax (PAT) for the quarter at Rs. 1,363 crore (Rs 2,990 crore gross of exceptional items) compares to Rs. 2,379 crore and Rs 3,074 crore in corresponding prior quarter and sequential quarter, respectively. PAT (gross of exceptional items) shows a healthy growth of 26% over Q1 FY 2014.

Attributable PAT was Rs. 376 crore (Rs 1,341 crore gross of exceptional item) in Q1 FY 2015 as compared to Rs.600 crore in Q1 FY 2014. Before exceptional items the attributable PAT has more than doubled Attributable Earnings per Share (EPS) for the quarter was Rs. 1.27 per share as compared to Rs. 2.02 per share in Q1 FY 2014. Excluding exceptional item attributable EPS at Rs. 4.52 per share is more than double compared to Q1 FY 2014

Gross debt was Rs. 80,028 crore, a reduction of about Rs 500 crore from March 2014. Out of the company’s cash, cash equivalents and liquid investments of Rs. 47,664 crore, Rs.32,524 crore was invested in debt mutual funds, Rs.2,049 crore in bonds, and Rs.13,090 crore in bank deposits. The company continues to follow a conservative investment policy and invests in high quality debt instruments with the mutual funds, bonds and fixed deposits with banks. The Company have its long-term rating at AA+/Stable from CRISIL. Net debt at Rs. 32,364 crore has increased by Rs. 2,595 crore largely on account of Rs. 1,120 crore of cash used for Cairn buy back, dividends to minorities Rs 282 crore and Free Cash Flow (FCF) post capex being a deficit of Rs 1,000 crore.

Registered Office: SesaGhor, 20 EDC Complex, Patto, Panaji (Goa) - 403 001	Page 4 of 15
CIN: L13209GA1965PLC000044

Unaudited Results for the First Quarter Ended 30 June 2014

Oil and Gas Business

Particulars	Q1 FY2015 (Actual)	Q1 FY2014 (Proforma)	% change YoY	Q4 FY2014 (Actual)	Full Year FY2014 (Adjusted Proforma)
Production (in boepd, or as stated)
Total Gross operated production*	2,26,597	2,20,088	3%	2,32,884	2,26,548
Average Daily Gross Operated Production	2,17,869	2,12,442	3%	2,24,429	2,18,651
Rajasthan	1,83,164	1,73,517	6%	1,90,881	1,81,530
Ravva	23,940	28,253	-15%	24,225	27,386
Cambay	10,765	10,672	1%	9,323	9,735
Average Daily Working Interest Production	1,37,907	1,32,087	4%	1,42,796	1,37,127
Rajasthan	1,28,215	1,21,462	6%	1,33,616	1,27,071
Ravva	5,386	6,357	-15%	5,451	6,162
Cambay	4,306	4,269	1%	3,729	3,894
Total Oil and Gas (million boe)
Oil & Gas- Gross	19.83	19.33	3%	20.20	79.81
Oil & Gas-Working Interest	12.55	12.02	4%	12.85	50.05
Financials (In Rs. crore, except as stated)
Revenue	4,483	4,063	10%	5,049	18,762
EBITDA	3,120	3,029	3%	3,654	13,877
Average Price Realisation - Oil & Gas ($/boe)	97.0	93.3	4%	94.4	94.5
Brent Price ($/bbl)	110	102	7%	108	108

*	Includes internal gas consumption

During Q1, average daily gross production was 217,869 barrels of oil equivalent (boe), 3% higher than the corresponding prior period, driven by ramp-up at the Rajasthan block.

As compared to Q4 FY2014, production at Rajasthan in Q1 was lower due to an unplanned outage at the Mangala Processing Terminal (MPT) in May 2014, resulting in a reduced facility uptime of c.96%. The MPT is scheduled to have a 10-day maintenance shutdown in August 2014, which will affect the average daily gross production during Q2 FY2015. However, we would be utilizing this opportunity to tie-in new facility enhancements related to the development projects.

Revenue and EBITDA in Q1 were marginally higher due to higher volumes and oil prices, offset by the shift to a higher profit petroleum tranche at the Rajasthan block. The operating expense in Rajasthan was US$ 4.2/bbl for Q1 FY2015. EBITDA in Q1 was lower than Q4 FY2014 largely due to the increase in profit petroleum.

The Enhanced Oil Recovery (EOR) programs at the Mangala field is on track to commence first polymer injection by the end of FY 2015. Development projects at Barmer Hill (BH) and gas development at Rajasthan Deep Gas (RDG) field continue to be on track. We have also drilled 7 successful exploration and appraisal wells at Rajasthan during the quarter.

We extended a significant existing gas play, with multi-TCF potential, in and around the RDG field, and are acquiring equipment to double RDG production volumes by Q4 FY2015. Front end engineering and tendering for construction of new pipeline and facilities for the gas development are underway. The Bhogat terminal, marine facilities and the Salaya-Bhogat pipeline are under pre-commissioning, and gas has been introduced into the Bhogat terminal.

Registered Office: SesaGhor, 20 EDC Complex, Patto, Panaji (Goa) - 403 001	Page 5 of 15
CIN: L13209GA1965PLC000044

Unaudited Results for the First Quarter Ended 30 June 2014

At BH and satellite fields, we undertook our largest tight oil development activity to date. We pumped c.250,000lbs of proppant in Northern BH and commenced production from the Mangala BH and Aishwariya BH fields during the quarter.

Since resumption of exploration in March 2013, we have established 1.2bn boe of hydrocarbons in-place against our 3-yeardrill-out target of 3bn boe with 8 discoveries at Rajasthan. An additional ~0.6bn boe has been discovered and is under evaluation. The current drilling activities are expected to establish an additional 1.2bn boe of hydrocarbons in-place during FY 2015-2016, enabling us to achieve target volumes significantly ahead of plan. These new discoveries and prospect volumes will take the total discovered hydrocarbons in-place at Rajasthan to over 7 billion boe. An additional un-risked prospect inventory of approximately 3bn boe has been identified for drill-out commencing FY2016.

In Q1 FY2015, production at Cambay was at 10,765 boepd, with an uptime of 99.7%. Production was higher on account of successful well intervention measures undertaken in the previous quarter. Production at Ravva was at 23,940boepd, supported by volumes from 3 new 4D-infill wells, with a plant uptime of 99.7%.

Registered Office: SesaGhor, 20 EDC Complex, Patto, Panaji (Goa) - 403 001	Page 6 of 15
CIN: L13209GA1965PLC000044

Unaudited Results for the First Quarter Ended 30 June 2014

Zinc India

	Q1			Q4	Full Year
Particulars	FY2015	FY2014	% change YoY	FY2014	FY2014
Production (in’000 tonnes, or as stated)
Mined metal content	163	238	-31%	200	880
Refined Zinc – Total	141	174	-19%	182	749
Refined Zinc – Integrated	139	173	-20%	179	743
Refined Zinc – Custom	2	1	138%	4	6
Refined Lead – Total [1]	31	31	-1%	36	123
Refined Lead – Integrated	22	27	-21%	29	111
Refined Lead – Custom	9	3	157%	7	12
Saleable Silver – Total (in tonnes) [2]	82	96	-15%	91	350
Saleable Silver – Integrated (in tonnes)	56	77	-28%	68	301
Saleable Silver – Custom (in tonnes)	27	19	39%	23	49

Financials (In Rs. crore, except as stated)
Revenue	2,904	2,874	1%	3,559	13,281
EBITDA	1,296	1,440	-10%	1,711	6,804
Zinc CoP without Royalty (Rs./MT)	60,100	46,800	29%	55,500	51,100
Zinc CoP without Royalty ($/MT)	1,005	836	20%	899	844
Zinc CoP with Royalty ($/MT)	1,178	995	18%	1,068	1,005
Zinc LME Price ($/MT)	2,074	1,840	13%	2,029	1,909
Lead LME Price ($/MT)	2,096	2,049	2%	2,106	2,092
Silver LBMA Price ($/oz)	19.6	23.1	-15%	20.5	21.4

1.	Excludes captive consumption of 1,689 tonnes in Q1 FY 2015 vs 1,644 tonnes in Q1 FY 2014, 1,991 tonnes in Q4 FY 2014 and 7,262 tonnes in FY 2014.
2.	Excludes captive consumption of 9 tonnes in Q1 FY 2015 vs.9tonnes in Q1 FY 2014,10tonnes in Q4 FY 2014 and 38 tonnes in FY 2014.

During Q1, mined metal production was 31% lower than the corresponding prior quarter, in line with our mine plan at Rampura Agucha (RAM), which involves lower mined metal production in the first half of the year as we excavate more waste than ore. With improving open pit grade cycles, we expect to have higher production in the second half of this year. The full year production of mined metal is expected to be marginally higher than FY 2014.

Integrated production of refined zinc, lead and silver was lower than the corresponding prior period and in line with the mined metal production in the quarter.

The zinc metal cost of production before royalty during the quarter was Rs. 60,100 ($1,005), which is 29% higher in Rupee and 20% higher in USD term from a year ago. The costs were higher due to lower volumes, rupee depreciation, planned shutdowns and higher mine development costs.

EBITDA was lower at Rs. 1,296 crore, compared to corresponding prior period. The positive impact of higher zinc and lead prices was more than offset by higher COP and lower volumes.

During Q1, total underground mine development completed was 15% higher across mines. The RAM and Sindesar Khurd shaft projects are progressing well. At RAM, we continue to transition from open pit to underground mining, which started production in FY2014 and is currently ramping-up. We are also evaluating mine design and planning for further extension of the open pit. Overall, the expansion to 1.2mtpa of mined metal at Zinc-India is progressing well.

Registered Office: SesaGhor, 20 EDC Complex, Patto, Panaji (Goa) - 403 001	Page 7 of 15
CIN: L13209GA1965PLC000044

Unaudited Results for the First Quarter Ended 30 June 2014

Zinc International

	Q1			Q4	Full Year
Particulars	FY2015	FY2014	% change YoY	FY2014	FY2014
Production (in’000 tonnes, or as stated)
Refined Zinc – Skorpion	33	34	-4%	33	125
Mined metal content- BMM and Lisheen	51	56	-9%	50	239
Total	84	90	-7%	83	364
Financials (In Rs. crore, except as stated)
Revenue	866	938	-8%	1,165	4,015
EBITDA	232	298	-23%	441	1,282
CoP – ($/MT)	1,272	1,162	9%	1,203	1,167
Zinc LME Price ($/MT)	2,074	1,840	13%	2,029	1,909
Lead LME Price ($/MT)	2,096	2,049	2%	2,106	2,092

Refined Zinc metal production at Skorpion was marginally lower than the corresponding prior quarter. Zinc-Lead mined metal production was lower due to drop in grades as per mine plan sequencing and shutdown of mill for maintenance at BMM.

EBITDA at Rs. 232 crore was 23% lower than the corresponding quarter due to lower volumes and shifting of sale of metal and concentrate parcels to Q2, affecting the EBITDA by Rs. 67 crore.

We are evaluating the installation of a roaster at the Skorpion Refinery to treat sulphide ores from BMM and other neighbouring mines, and the detailed feasibility study for the refinery conversion is expected to be completed this financial year. We are conducting feasibility studies on Gamsberg and Swartberg to extend the mine life at the BMM mining complex.

Registered Office: SesaGhor, 20 EDC Complex, Patto, Panaji (Goa) - 403 001	Page 8 of 15
CIN: L13209GA1965PLC000044

Unaudited Results for the First Quarter Ended 30 June 2014

Iron Ore

	Q1			Q4	Full Year
Particulars	FY2015	FY2014	% change YoY	FY2014	FY2014
IRON ORE (in million dry metric tonnes, or as stated)
Sales	0.5	—	—	0.0	0.0
Goa	0.0	—	—	—	—
Karnataka	0.5	—	—	0.0	0.0
Production of Saleable Ore	0.0	—	—	1.5	1.5
Goa	—	—	—	—	—
Karnataka	0.0	—	—	1.5	1.5
Production (‘000 tonnes)
Pig Iron	146	110	33%	133	510
Met Coke	126	85	49%	119	408
Financials (In Rs. crore, except as stated)
Revenue	477	363	32%	545	1,662
EBITDA	47	(47)	—	(82)	(230)

At Karnataka, the production was 0.01 million tonnes on account of a slow pace of sales through the e-auction process. However, e-auctions have picked up recently and we expect to produce at our provisional annual capacity of 2.29 million tonnes during the year.

At Goa, iron ore operations continue to remain suspended. The Goa Government is working towards formulation of its mining policy following the Supreme Court order of March 2014, and we expect to start operations in the second half of FY 2015 after obtaining the necessary approvals.

Production of pig iron and metallurgical coke were 33% and 49% higher at 146,000 tonnes and 126,000 tonnes, respectively as compared with the corresponding prior period as production ramped up.

EBITDA was positive at Rs. 47 crore due to higher contribution from the pig iron businesses.

We have identified significant tailings at Bomi and soft weathered cap ore at Mano. Initial studies indicate that these are easy to mine and beneficiate resources. We continue to work with the Liberia Government on infrastructure solutions for an early phase of mining operations.

Registered Office: SesaGhor, 20 EDC Complex, Patto, Panaji (Goa) - 403 001	Page 9 of 15
CIN: L13209GA1965PLC000044

Unaudited Results for the First Quarter Ended 30 June 2014

Copper India/Australia

	Q1			Q4	Full Year
Particulars	FY2015	FY2014	% change YoY	FY2014	FY2014
Production (in ’000 tonnes, or as stated)
Copper - Mined metal content	—	6	—	1	18
Copper - Cathodes	66	16	—	98	294
Tuticorin power plant sales (million units)	136	137	—	144	601
Financials (In Rs. crore, except as stated)
Revenue	4,855	2,465	97%	6,718	20,594
EBITDA	90	7	—	356	1,176
Net CoP – cathode (US¢/lb)	8.9	—	—	6.0	9.7
Tc/Rc (US¢/lb)	18.8	13.9	36%	18.5	16.6
Copper LME Price ($/MT)	6,787	7,148	-5%	7,041	7,103

Copper cathode production at the Tuticorin smelter was lower than the preceding quarter at 66,000 tonnes, due to a planned 23-day maintenance shutdown and the smelter has ramped up well subsequently. Revenue and EBITDA are not comparable as the smelter was temporarily closed for most of the corresponding prior quarter. EBITDA is lower compared to Q4 FY2014 due to lower volumes and higher COP, driven by higher one time maintenance expenses, lower acid realisation credits.

At our Australian mine, where production has been suspended since January 2014, a rockfall occurred in June, delaying the restart of the mine. The mine has been put on care and maintenance in July, and can be reopened after FY2016 if it is found to be technically and economically feasible after the completion of a program for additional exploration which involves drilling and exploring newly identified ore bodies.

Registered Office: SesaGhor, 20 EDC Complex, Patto, Panaji (Goa) - 403 001	Page 10 of 15
CIN: L13209GA1965PLC000044

Unaudited Results for the First Quarter Ended 30 June 2014

Aluminium

	Q1			Q4	Full Year
Particulars	FY2015	FY2014	% change YoY	FY2014	FY2014
Production (in’000 tonnes, or as stated)
Alumina – Lanjigarh	233	—	—	227	524
Aluminium – Jharsuguda	132	134	-1%	135	542
Aluminium – Korba I	60	61	-1%	64	251
Aluminium – Korba II1	11	—	—	1	1
Aluminium–Total	203	195	4%	200	794

Financials (In Rs. crore, except as stated)
Revenue	2,917	2,363	23%	3,022	10,779
EBITDA – BALCO	89	24	279%	82	272
EBITDA – Vedanta Aluminium Division	441	260	69%	447	1,444
Alumina CoP – Lanjigarh ($/MT)	365	—	—	357	358
Alumina CoP – Lanjigarh (Rs./MT)	21,800	—	—	21,100	21,700
Aluminium CoP -(Rs./MT)	1,02,000	98,300	4%	99,000	1,00,400
Aluminium CoP -($/MT)	1,699	1,758	-3%	1,602	1,658
Aluminium CoP- Jharsuguda (Rs/MT)	97,800	93,800	4%	95,300	96,900
Aluminium CoP - Jharsuguda($/MT)	1,636	1,676	-2%	1,542	1,602
Aluminum CoP - BALCO (Rs/MT)	1,09,600	1,08,200	1%	1,06,800	1,07,700
Aluminium CoP - BALCO ($/MT)	1,834	1,934	-5%	1,728	1,781
Aluminum LME Price ($/MT)	1,798	1,835	-2%	1,708	1,773

1.	Trial run production of 11 kt in Q1 FY2015 from Korba II 325 kt smelter

The Lanjigarh alumina refinery operated at 93% of its rated capacity and produced 233,000 tonnes in Q1, which is higher by 6,000 tonnes as compared to Q4 last year. The numbers for the corresponding prior period are not comparable as the plant was not operational then.

In Q1, production at the 500kt Jharsuguda-I & 245kt Korba- I smelters remained stable. The Jharsuguda-I smelter operated above its rated capacity despite recent grid failures.

Hot Metal cost at Jharsuguda I was Rs. 97,800 per tonnes (US$1,636) as compared to Rs. 93,800 per tonne earlier (US$1,676) primarily on account of higher alumina cost.

Hot Metal cost at Korba I was Rs. 109,600 per tonne (US$1,834) compared to Rs. 108,200 per tonne (US$1,934) earlier, primarily on account of further tapering of linkage coal as per CIL policy.

Availability of domestic coal is expected to be lower with lower e-auction volumes, which could result in higher imports, higher coal prices and higher power costs of smelters in the coming quarters.

EBITDA for the quarter was higher at Rs. 530 crore mainly due to improved metal premium ~$450 per tonne and rupee depreciation as compare to corresponding previous period.

Registered Office: SesaGhor, 20 EDC Complex, Patto, Panaji (Goa) - 403 001	Page 11 of 15
CIN: L13209GA1965PLC000044

Unaudited Results for the First Quarter Ended 30 June 2014

The production at the 325kt Korba-II smelter continues to ramp up, and this smelter produced around 11,000 tonnes during Q1 with 74 pots online by the end of the quarter, and the balance 10 pots were turned on in July 2014. We will further ramp up this smelter to full capacity during FY2015 subsequent to the commissioning of the 1,200 MW power plant for which we are working on the final stages of regulatory approvals, which are expected to be received in Q2 FY2015.

During the year we plan to start the first phase of 50 pots of the 1.25 mtpa Jharsuguda-II smelter with the available surplus power from the 1,215 MW power plant, and subsequently ramp up further capacity with power from the 2,400 MW power plant after receiving necessary approvals.

Regarding the BALCO coal block, we have now received the forest diversion and the Rehabilitation and Resettlement (R&R) approvals, and are working with the State Government for execution of the mining lease.

Power

	Q1			Q4	Full Year
Particulars	FY2015	FY2014	% change YoY	FY2014	FY2014
Production (in million units)
Total Power Sales	2,599	3,177	-18%	2,092	9,374
2400 MW Jharsuguda power plant	2,154	2,604	-17%	1,701	7,625
270 MW BALCO power plant	70	187	-63%	84	390
100MW MALCO power plant	229	224	2%	231	911
274 MW HZL Wind power plants	146	162	-10%	76	448

Financials (in Rs. crore except as stated)
Revenue	872	1,273	-31%	733	3,574
EBITDA	338	441	-23%	50	1,025
Average Cost of Generation(Rs./unit)	1.92	2.26	-15%	2.04	2.23
Average Realization (Rs./unit)	3.21	3.63	-12%	3.34	3.54
Jharsuguda Cost of Generation (Rs./unit)	1.75	2.21	-21%	1.76	2.10
Jharsuguda Average Realization (Rs./unit)	2.90	3.45	-16%	2.98	3.26

During Q1, power sales were 18% lower primarily due to lower sales from Jharsuguda 2,400MW plant on account of lower power realisation and transmission constraints. The Jharsuguda 2,400MW plant operated at a Plant Load Factor (PLF) of 45% in Q1 as compared with 54% during the corresponding prior period. Power sales from the BALCO 270MW power plant were lower as it supplied power for the ramp up of the 325kt Korba-II smelter.

At Jharsuguda 2,400 MW power plant, average power realizations reduced to Rs. 2.9 per unit due to lower sales volume from open access. The power generation cost during the quarter was Rs.1.75 per unit as compared with Rs. 2.21 per unit in corresponding prior quarter, primarily on account of an improved coal mix due to lower PLF.

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CIN: L13209GA1965PLC000044

Unaudited Results for the First Quarter Ended 30 June 2014

EBITDA in Q1 was Rs. 338 crore lower than the corresponding prior quarter due to lower volumes and lower realisation partly offset by a one-time gain of Rs. 63 crore.

The first 660 MW unit of the Talwandi Sabo Power Plant is under commissioning, with the reliability run of the unit planned during Q2. The other two units are expected to be commissioned towards the end of FY 2015.

Ports Business

In Q1 the company achieved 1.78 mn tonnes volume at the Vizag port as compared to 1.11 mn tonnes a year ago. The performance of the company was affected by severe shortage of Railway rakes leading to poor evacuation of cargo and hence limited space availability.

Vizag General Cargo Berth (VGCB) has good business opportunity due to large demand of imported coal. However evacuation of coal due to shortage of railway rakes is a bottleneck. VGCB has obtained permission for road evacuation of 1MMT/Year from the AP Pollution Control Board and this would help in attracting road bound customers.

Corporate

The Equity Share Buyback program of Cairn India closed on 22nd July, 2014. During the Buyback period, it bought back a total of 36,703,839 shares for a total consideration of approximately Rs. 1,225 crore from the open market through stock exchanges, of which Rs 1,120 crore was spent in the current quarter.

During the quarter, Cairn India Limited entered into an intercompany facility to lend upto US$1.25 billion to a wholly owned overseas subsidiary of Sesa Sterlite Limited for two years at arm’s length terms and conditions. It carries an annual interest rate of LIBOR + 300 bps. Of this, US$800 million has been disbursed as of 30 June 2014. The wholly owned overseas subsidiary has repaid all of the accrued interest, and a part of principal of the intercompany debt extended from Vedanta Resources Plc to Sesa Sterlite.

Update on Asarco

The US Bankruptcy Court recently passed an order restraining the company, amongst other things, from paying present and future dividend payments to the company’s ADS holders, pending the payment of the judgment amount of US$82.75 mn. The Company is awaiting RBI approval for payment of the judgement amount.

The Company has transferred the final dividend for FY 13-14 of Rs 1.75 per share amounting to Rs. 519 crores including dividend to the ADS holders to the specified dividend account as per the requirements of the Companies Act within the stipulated timeline.

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CIN: L13209GA1965PLC000044

Unaudited Results for the First Quarter Ended 30 June 2014

Annexure

Debt and Cash

(inRs. Crore)

Company	30 June 2014			31 March 2014
	Debt	Cash & LI	Net Debt	Debt	Cash & LI	Net Debt
Sesa Sterlite Standalone	39,883	2,489	37,394	38,943	2,459	36,484
Zinc India	—	24,611	(24,611)	—	23,943	(23,943)
Zinc International	—	965	(965)	—	1,204	(1,204)
Cairn India	351	19,381	(19,030)	—	23,017	(23,017)
BALCO	5,079	31	5,048	4,786	1	4,785
Talwandi Sabo	5,303	15	5,288	5,028	22	5,006
Cairn acquisition SPV [1]	28,370	—	28,370	30,614	50	30,564
Others [2]	1,042	172	870	1,195	101	1,094
Sesa Sterlite Consolidated	80,028	47,664	32,364	80,566	50,797	29,769

1.	As on 30 June 2014, debt at Cairn acquisition SPV comprises Rs.7,211 crore of bank debt and Rs.21,159 crore of inter-company debt from Vedanta Resources Plc. The accrued interest of Rs.2,560 crore on the inter-company debt has been paid.
2.	Others include MALCO Energy, CMT, VGCB, Sesa Resources, Fujairah Gold, and Sesa Sterlite investment companies.

Debt Maturity Profile

(inRs. Crore)

Particulars [1]	FY 2015	FY 2016	FY 2017	FY 2018	FY 2019 & Later	Total
Sesa Sterlite Standalone	7,506	2,616	3,194	5,068	10,206	28,590
Sesa Sterlite Subsidiaries	6,364	2,500	2,753	2,203	3,704	17,524

Total	13,870	5,116	5,947	7,271	13,910	46,114

¹	Maturity profile excludes working capital facilities of Rs.12,755 crore.

Debt numbers in the tables above are at book value

Note: Figures in previous periods have been regrouped or restated, wherever necessary to make them comparable to current period.

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CIN: L13209GA1965PLC000044

Unaudited Results for the First Quarter Ended 30 June 2014

For further information, please contact:

Communications Roma Balwani Executive Vice President – Group Communications & CSR	Tel: +91 22 6646 1330 gc@vedanta.co.in

Investor Relations Ashwin Bajaj Senior Vice President – Investor Relations Sheetal Khanduja Associate General Manager – Investor Relations Hitesh Dhaddha Manager – Investor Relations	Tel: +91 22 6646 1531 sesasterlite.ir@vedanta.co.in

About Sesa Sterlite Limited

Sesa Sterlite Limited (“Sesa Sterlite”) is one of the world’s largest diversified natural resources companies. Our business primarily involves exploring, extracting and processing minerals and oil & gas. We produce oil & gas, zinc, lead, silver, copper, iron ore, aluminium and commercial power and have a presence across India, South Africa, Namibia, Ireland, Australia, Liberia and Sri Lanka. Sesa Sterlite has a strong position in emerging markets with over 80% of its revenues from India, China, East Asia, Africa and the Middle East.

Sustainability is at the core of Sesa Sterlite’s strategy, with a strong focus on health, safety and environment and on enhancing the lives of local communities.

Sesa Sterlite is a subsidiary of Vedanta Resources plc, a London-listed company. Sesa Sterlite is listed on the Bombay Stock Exchange and the National Stock Exchange in India and has ADRs listed on the New York Stock Exchange.

Disclaimer

This press release contains “forward-looking statements” – that is, statements related to future, not past, events. In this context, forward-looking statements often address our expected future business and financial performance, and often contain words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “should” or “will.” Forward–looking statements by their nature address matters that are, to different degrees, uncertain. For us, uncertainties arise from the behaviour of financial and metals markets including the London Metal Exchange, fluctuations in interest and or exchange rates and metal prices; from future integration of acquired businesses; and from numerous other matters of national, regional and global scale, including those of a political, economic, business, competitive or regulatory nature. These uncertainties may cause our actual future results to be materially different that those expressed in our forward-looking statements. We do not undertake to update our forward-looking statements.

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CIN: L13209GA1965PLC000044